INCENTIVE STOCK OPTION AGREEMENT

1. Grant of Option. Pursuant to the Incentive Stock Option Plan (the "Plan") for certain employees of The Vermont Teddy Bear Co., Inc. (the "Company"), the Company grants to Elisabeth B. Robert (the "Option Holder") an option to purchase from the Company a total of 75,000 Shares of Common Stock of the Company at $1.00 per share (being at least the fair market value per share of the Common Stock on the date of this grant), in the amounts, during the periods and upon the terms and conditions set forth in this Agreement.

2. Time of Exercise. Except only as specifically provided elsewhere in this agreement, this option is exercisable in the following cumulative installments:

First Installment. Up to 25% of the total optioned shares at any time on or after July 1, 1997;

Second Installment. Up to an additional 25% of the total optioned shares at any time on or after July 1, 1998;

Third Installment. Up to an additional 25% of the total optioned shares at any time on or after July 1, 1999; and

Fourth Installment. Up to an additional 25% of the total optioned shares at any time on or after July 1, 2000;

If an installment covers a fractional share, such installment will be rounded off to the next highest share, except the final installment, which will be for the balance of the total optioned shares. In the event that (i) the Option Holder terminates her employment without Good Reason, or (ii) the Company terminates her employment for Cause, this option will only be exercisable to the extent that the Option Holder could have exercised it on the date of her termination of employment. If the Option Holder's employment with the Company is (i) terminated by her for Good Reason, (ii) by the Company for any reason other than Cause, or (iii) due to her death or disability which lasts (or is likely, based on reasonable medical evidence, to last) for more than six consecutive months and renders her unable to perform her duties, then this option will be exercisable to the extent that it would have been exercisable one day after the end of the Company's fiscal year in which the Option Holder's employment is terminated. In the event that the Company undergoes a Change in Control, this option shall immediately be exercisable in full and the Option Holder shall be entitled to purchase the balance of the total optioned shares not yet purchased. The terms "Good Reason," "Cause" and "Change in Control" shall have the same meanings as in the Option Holder's Employment Agreement.

3. Subject to Plan. This option and the grant and exercise thereof are subject to the terms and conditions of the Plan, which is incorporated herein by reference and made a part hereof, but the terms of the Plan shall not be considered an enlargement of any benefits under this Agreement. In addition, this option is subject to any rules and regulations promulgated pursuant to the Plan, now or hereafter in effect.

4. Term. This option will terminate at 5 p.m. ten years from the date of grant.

5. Cancellation of Outstanding Options. Any options granted to the Option Holder prior to the date of this agreement are cancelled effective June 3, 1997.

6. Who May Exercise. During the lifetime of the Option Holder, this option may be exercised only by the Option Holder. If the Option Holder dies or becomes disabled (within the meaning of Section 22(e)(3) of the Internal Revenue Code) prior to the termination date specified in Section 4 hereof without having exercised the option as to all of the shares covered thereby, the option may be exercised to the extent the Option Holder could have exercised the option on the date of her death or disability at any time prior to the earliest of the dates specified in Section 4(a) and (b) hereby by (i) the Option Holder's estate or a person who acquired the right to exercise the option by bequest or inheritance or by reason of the death of the Option Holder in the event of the Option Holder's death, or (ii) the Option Holder or her personal representative in the event of the Option Holder's disability, subject to the other terms of this Agreement, the Plan and applicable laws, rules and regulations. For purposes of this Agreement, the Company shall determine the date of disability of the Option Holder.

7. Restrictions on Exercise. This option:

(a) may be exercised only with respect to full shares and no fractional share of stock shall be issued; and

(b) may not be exercised in whole or in part and no cash or certificates representing shares subject to such option shall be delivered, if any requisite approval or consent of any government authority of any kind having jurisdiction over the exercise of options shall not have been secured.

8. Disqualifying Exercise. In the event that this option is not exercised on or before the date three months after the Option Holder's employment terminates with the Company or a subsidiary of the Company, or the date six months after the date the Option Holder's employment with the Company and its subsidiaries terminates by reason of the Option Holder's death, or the date one year after the Option Holder's employment terminates due to disability, upon the exercise of the option federal income taxes will not be deferred, rather, the Option Holder shall recognize ordinary income upon exercise of the option and the Company may be required to comply with the income tax withholding requirements of the Internal Revenue Code.

9. Manner of Exercise. Subject to such administrative regulations as the Board of Directors of the Company may from time to time adopt, the Option Holder or beneficiary shall, in order to exercise this option, give written notice to the Company of the number of shares being purchased and purchase price to be paid therefore accompanied by the following:

(a) full payment in United States Dollars of the option price in the form of cash or check for the shares of stock being purchased; and

(b) such documents as the Company in its discretion deems necessary (i) to evidence the exercise, in whole or in part, of the option evidenced by this Agreement, (ii) to comply with any Shareholder's Agreement then in effect with respect to the shareholders of the Company and (iii) to comply with or satisfy the requirements of the Securities Act of 1933, or any other law, as then in effect.

10. Non-Assignability. This option is not assignable or transferable by the Option Holder except by will or by the laws of descent and distribution.

11. Rights of Stockholder. The Option Holder will have no rights as a stockholder with respect to any shares covered by this option until the issuance of a certificate or certificates to the Option Holder for the shares. Except as otherwise provided in Section 11 hereof, no adjustment shall be made for dividends or other rights for which the record date is prior to the issuance of such certificate or certificates.

12. Capital Adjustment. The number of shares of Common Stock covered by this option, and the option price thereof, shall be subject to such adjustment as the Board of Directors of the Company deems appropriate to reflect any stock dividend, stock split, share combination, exchange of shares, recapitalization, merger, consolidation, separation, reorganization, liquidation or the like, of or by the Company.

IN WITNESS WHEREOF, the Company has caused this Agreement to be exercised by its duly authorized officer, and the Option Holder to evidence her consent and approval of all the terms hereof, has duly executed this Agreement as of the 3rd day of June, 1997.

THE VERMONT TEDDY BEAR CO., INC.

BY: /s/ Fred Marks

Its Duly Authorized Agent

/s/ Elisabeth B. Robert

Elisabeth B. Robert